VF 4-3-03

**A 4/2/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03018384

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51338

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jerome P. Greene & Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8111 Moore Road
(No. and Street)

Indianapolis	IN	46278
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Dalton 317-826-1099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paul Cravens, CPA
(Name – *if individual, state last, first, middle name*)

265 Regency Circle	Lexington	KY	40503
(Address)	(City)	(State)	(Zip Code)

RECEIVED MAR 3 1 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 165

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 04 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerome P. Greene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jerome P. Greene & Associates, LLC, as of December 31st, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman, Jerome P. Greene & Assoc., LLC

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JEROME P. GREENE AND ASSOCIATES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

Paul E. Cravens
Certified Public Accountant
265 Regency Circle
Lexington, KY 40503
(606)277-4557

JEROME P. GREENE AND ASSOCIATES, LLC

CONTENTS

Paul E. Cravens, CPA
265 Regency Circle ♦ Lexington, KY 40503
Phone (606)277-4557 ♦ Fax (606)277-4557

INDEPENDENT AUDITOR'S REPORT

March 28, 2003

To The Board of Directors of
Jerome P. Greene and Associates, LLC
Indianapolis, IN

We have audited the balance sheets of Jerome P. Greene and Associates, LLC as of December 31, 2002, and the related statements of operations, retained earnings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jerome P. Greene and Associates, LLC as of December 31, 2002, and the results of operation and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paul E Cravens

Paul E. Cravens
Certified Public Accountant

Jerome P. Greene & Associates, LLC
Balance Sheets
December 31, 2002 and 2001

ASSETS	2002
CURRENT ASSETS	
Cash and equivalents - Note 2	$470,053
Total current assets	470,053
FIXED ASSETS - Note 4	
Equipment, net of accumulated depreciation of $71,598	50,695
TOTAL ASSETS	$520,748

LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable and accrued expenses	6,000
Total current liabilities	6,000
STOCKHOLDER'S EQUITY - Note 3	
Paid-in capital	107,000
Retained earnings	407,748
Total stockholder's equity	514,748
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$520,748

The Notes to Financial Statements are an integral part of these statements.

Jerome P. Greene & Associates, LLC
Statements of Operations and Retained Earnings
For the Years Ended December 31, 2002

	2002
Total Revenues	$1,418,214
General and administrative expenses	1,034,862
Income from operations	383,352
Interest income	6,491
Net income	389,843
Retained earnings, beginning of fiscal year	381,476
Less: Shareholder draws	(363,571)
Retained earnings, end of fiscal year	$407,748

The Notes to Financial Statements are an integral part of these statements.

Jerome P. Greene & Associates, LLC
Satements of Cash Flows
For the Years Ended December 31, 2002

	2002
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$389,843
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	23,866
Change in current assets:	
Changes in current liabilities:	
Increase in accounts payable and accrued expenses	500
Net cash provided by operating activities	414,209
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	0
Net cash provided by investing activities	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Stockholder Draws	(363,571)
Net cash provided by financing activities	(363,571)
Net increase in cash	50,638
Cash, beginning of fiscal year	419,415
Cash, end of fiscal year	$470,053

The Notes to Financial Statements are an integral part of these statements.

Jerome P. Greene and Associates, LLC

NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2002

Note 1 **Summary of Significant Accounting Policies**

General:
The company is a securities broker-dealer. The Company provides financial consulting services, but does not carry securities. The Company's financial statements are presented in accordance with generally accepted accounting principles.

Revenue Recognition
The Company's consulting fees are recorded on the date deposited.

Note 2 **Cash and equivalents**

At December 31, 2002, cash and equivalents was comprised of the following.

Merrill Lynch CMA Money Fund	$444,915
Merrill Lynch Institutional Fund	25,138
Total	$470,053

Note 3 **Net Capital Requirement:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $463,453 which was $459,053 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1 at December 31, 2002.

Note 4 **Office Furniture & Equipment**

Office equipment & furniture is stated at cost. For financial and income tax purposes accelerated depreciation methods are used.

Note 5 **Income Taxes**

Beginning in the year 2002 the company elected a LLC status which means that taxes are not accrued at the corporate level but will pass through to the shareholders, therefore no taxes are accrued.

Paul E. Cravens, CPA
265 Regency Circle ♦ Lexington, KY 40503
Phone (606)277-4557 ♦ Fax (606)277-4557

March 28, 2003

To The Board Directors of
Jerome P. Greene and Associates, LLC

We have audited the financial statements of Jerome P. Greene and Associates, LLC as of December 31, 2002, for the year ended and have issued our report thereon dated March 28, 2003. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standard. The purpose of our study and evaluation, which included obtaining and understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal control of Jerome P. Greene and Associates, LLC, taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness. We did note that the Company has a small office staff and, therefore, limited segregation of duties. Although management is aware of this weakness in internal control and continues to assess exposure in this area, correction of this weakness is currently precluded as a result of the limited number of employees of the Company. Duties should continue to prevent personnel from controlling transactions on a regular basis.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and National Association of Securities Dealers and should not be used for any other purposes.

Paul E. Cravens
Certified Public Accountant

Jerome P. Greene & Associates, LLC
SCHEDULE I

Computation of net capital required
as of December 31, 2002

Minimum net capital required (10% of Liabilities)	$600
Minimum dollar net capital required	$5,000
Net capital required	$5,000
Excess net capital	$459,053
Excess net capital @1000%	$463,453
Computation of Aggregate Indebtedness	
Liabilities	$6,000
Ratio of aggregate indebtedness to net capital	0.0129

Jerome P. Greene and Associates, LLC

SCHEDULE II
Computation for Determination of Reserve Requirements
for B/D under Rule 15c3-3
As of December 31, 2002

The Company is exempt from making computations for determination of reserve requirements under Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NASD

February 28, 2003

Jerome P. Greene & Associates, LLC
8111 Moore Road
Indianapolis, IN 46278

Attention: Steven M. Dalton

RE: Firm CRD No. 46075

SEC MAIL PROCESSING RECEIVED MAR 31 2003 WASH. DC SECTION

Ladies and Gentlemen:

This is in response to your letter dated February 27, 2003 in which you request an extension of time in which to file Jerome P. Greene & Associates, LLC's annual audit report for the year ending December 2002 pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.17a-5), which report is due March 1, 2003.

NASD, as your firm's Designated Examining Authority, approves the firm's request to file its audited annual report on or before **March 31, 2003**. This approval is being granted on the condition that TJM Investments, LLC is in compliance with the net capital and recordkeeping rules and the requirements of SEC Rule 15c3-3.

If you have any further questions, please contact Shan Cinnamon, Field Supervisor, at (312) 899-4605, or Dennis Stralka, Supervisor of Examiners, at (312) 899-4386.

Sincerely,

Carlotta A. Romano
Senior Vice President and Director

aw/webba/focus/aa/46075-APP.doc

cc: Mr. Lawrence Kendra
Chicago Regional Office
Securities and Exchange Commission
175 West Jackson Blvd., Suite 900
Chicago, IL 60604

Ms. Eleanor Sabalbaro
Via Facsimile to (240) 386-5163

Ms. Elizabeth Wollin, Director
NASD, Member Regulation
9509 Key West Avenue
Rockville, MD 20850